NEWS RELEASE

CPS Receives Deficiency Notice from NASDAQ

IRVINE, California, July 6, 2011 (GlobeNewswire) –  Consumer Portfolio Services, Inc. ("CPS" or the "Company") today announced that it received a Nasdaq staff deficiency letter on June 30, 2011, indicating that the Company had failed, over the 30 business day period ended June 28, 2011, to comply with the minimum public float requirement, as required by Nasdaq Rule 5450(b)(3)(c). A minimum public float of $15 million is required. Public float is defined as the closing bid price for the Company’s shares, multiplied by the number of outstanding shares held by persons other than its directors, its officers and holders of 10% or more of outstanding shares

CPS has until December 27, 2011 to regain compliance; otherwise its common stock would be subject to delisting. Based on the June 28 closing price of $1.11 per share, CPS had a public float, so defined, of approximately $14 million. To regain compliance would require that the closing bid price equal or exceed $1.18 per share for 10 consecutive trading days prior to December 27. There can be no assurance as to the price(s) at which CPS stock may trade. CPS is considering several alternatives that could be taken to maintain a listing of its common stock.

About Consumer Portfolio Services, Inc.

Consumer Portfolio Services, Inc. is an independent specialty finance company that provides indirect automobile financing to individuals with past credit problems, low incomes or limited credit histories. We purchase retail installment sales contracts primarily from franchised automobile dealerships secured by late model used vehicles and, to a lesser extent, new vehicles. We fund these contract purchases on a long-term basis primarily through the securitization markets and service the loans over their entire contract terms.

Investor Relations Contact

Robert E. Riedl, Chief Investment Officer
949 753-6800